Exhibit 2

Plan of Merger

PLAN OF MERGER

By and Between:
Sungame Corp., as Surviving Entity,

and

Freevi Corp., as the reverse acquiring entity

Effective Date:      15 April 2011

This Plan of Merger is entered into as of the Effective Date, written above, by and between Sungame Corp., a corporation duly incorporated within the State of Delaware, and being a public company duly registered with the Securities and Exchange Commission; and Freevi Corp., a corporation duly incorporated within the State of Nevada, collectively the “Constituent Corporations”;

Whereas, the Constituent Corporations desire that Freevi Corp. combine with Sungame Corp., with the result being the dissolution of Freevi Corp. and the survival of Sungame Corp. who shall be the Surviving Entity, upon the terms and conditions of the laws of the State of Delaware and Nevada, respectively;

Whereas, the Board of Directors of each Constituent Corporation have approved and adopted this Plan of Merger;

Now Wherefore, the Constituent Corporations do hereby covenant and agree as follows:

1.	Combination. Freevi Corp. shall be combined into Sungame Corp., and Sungame Corp. shall be the Surviving Entity and continue as a public registrant.

1.1.
The Surviving Entity, Sungame, shall continue to be governed under the laws of the State of Delaware, including post-combination. Although Sungame shall be the Surviving Entity, the holders of Freevi Corp. shall exit the Combination holding a majority of the Surviving Entity, and thus legally characterizing it as a reverse acquisition, although for Federal, State, Legal, and Accounting purposes, the contemplated transaction herein shall be called the “Combination.”

1.2.	The separate corporate existence of Freevi Corp. shall cease to exist as of the Effective Date.

1.3.
The Combination shall vest all rights, privileges, properties, powers and franchises From Freevi Corp. into the Surviving Entity Sungame Corp., and all debts, liabilities, duties and obligations of Freevi Corp. shall vest into Sungame Corp., the Surviving Entity Sungame Corp.

2.
If,at any time after the Effective Date, the Surviving Entity shall determine or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Entity its right, title or interest in, to or under any of the rights, properties or assets of the Freevi Corp. acquired or to be acquired by the Surviving Entity as a result of, or in connection with, the Combination or otherwise to carry out this Agreement, the officers and directors of the Surviving Entity shall be authorized to execute and deliver, in the name and on behalf of either the Sungame Corp or Freevi Corp. all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of the the Surviving Entity, Sungame Corp. or Freevi Corp., or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Entity or otherwise to carry out this Agreement.

3.
Effects of Combination. The effect of the combination, at the Effective Date, shall be provided by the Delaware Statutes and the Nevada Statutes as of the Effective Dwte.  Without limiting the generality of the foregoing, and subject thereto, upon the Effective Date, the separate existence of Freevi Corp. shall cease, and the Surviving Entity, Sungame Corp., shall possess all the rights, privileges, immunities, powers, authority, franchises, of a p[ublic as well as a private nature, and the Surviving Entity shall be subject to all of ther restrictions, liabilities, obligations, and duties of each of the Constituent Corporations; and all property, real, personal, mixed, and all debts, liabilities and obligations due to each of the Constituent Corporations on whatever account or belonging to any of the Constituent Corporations shall be vested in the Surviving Entity without further act or deed; and all property, rights, privileges, immunities, powers, authority and franchises, all and every other interest, shall be thereafter as effectually the property of the Surviving Entity as they were of the Constituent Corporations; and all rights of creditors and all liens upon any property of each of the Constituent Corporations shall not revert or be in any way impaired by reason of this merger, on only the property affected by such liens immediately prior to the Effective Date. Any action or proceeding pending by or against each of the Constituent Corporations at the Effective Date may be prosecuted as if the merger had not taken place, or the Surviving Corporation may be substituted in such corporation’s place.

4.	Articles of Incorporation and Bylaws. The Articles of Incorporation and bylaws of Sungame Corp. shall remain the Articles and bylaws of the Surviving Entity.

5.	Shares. On the Effective Date, the shares of Freevi Corp. shall be exchanged into the shares of Sungame Corp., in accordance with Schedule A of this Plan of Merger.

5.1.
On or after the Effective Date, the holders of outstanding shares of Freevi Corp. Common Stock shall promptly surrender their certificates for cancellation to SUngame Corp.’s transfer agent, or corporate secretary who will facilitate the share swap, who may act as the exchange agent to affect the exchange of the share certificates for certificates representing shares of Sungame Corp. Common Stock.  Each holder of Freevi Corp.  Common Stock shall, upon such surrender, receive in exchange therefor a certificate representing the shares of Sungame Corp. Common Stock calculated pursuant to Schedule A.  Until such surrender and cancellation, each share of outstanding Freevi Corp. Common Stock shall, on and after the Effective Date, be deemed for all corporate purposes to evidence the number of shares of Sungame Corp. Common Stock calculated in Schedule A.

5.2.
In its sole discretion, the Constituent Companies elect to round up to the nearest whole share, in lieu of issuing fractional shares of Sungame Corp. Common Stock as a result of the Combination to the holders who would otherwise be entitled to such fractional shares of Sungame Corp. Common Stock.

6.	Officers and Directors. The Officers and Directors shall be dictated according to Schedule B attached hereto;

7.
Amendments. Notwithstanding approval of this Plan of Merger by the directors of the Constituent Corporations, the Boards of Directors of the Constituent Corporations may amend this Plan of Merger by written agreement at any time prior to the Effective Date; provided that any such amendment shall not (a) alter the amount or kind of consideration to be received in exchange for shares of capital stock of Sungame Corp, (b) alter any term of the Articles of Incorporation or By-Laws of the Constituent Corporations, or (c) alter the terms and conditions of this Plan of Merger if such alteration would adversely affect the holder of capital stock of either Constituent Corporation.

8.
Authority.  The signatories of the Constituent Corporations hereby represent and warrant that they have requisite corporate power and authority to consummate this Combination; that all votes, approvals, resolution, consents, and the like have been collected by the respective Constituent Corporations; no endemic conflicts are known to exist regarding the Combination; the contemplated Combination is not known to be inconsistent with any law, rule, regulations, plea agreements, Court order, and that neither of the Constituent Corporations know of any reason why this Combination cannot take place.

9.
Effective Date of Merger. As soon as practicable after this Agreement has been duly adopted by the directors of the Constituent Corporations, Articles of Merger shall be filed with the Delaware Secretary of State in accordance with the laws of the State of Delaware.  The merger shall become effective as of the Effective Date.

10.
Termination. Notwithstanding approval of this Plan of Merger by the directors and shareholder of the Constituent Corporations, this Plan of Merger may be terminated and the Combination abandoned at any time prior to the Effective Date by mutual consent of the Boards of Directors of the Constituent Corporations.

11.
Miscellaneous. This Agreement embodies the entire agreement and understanding of the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements and understandings, oral or written, relative to said subject matter. This agreement shall be governed under the laws of the State of New York and the State of New York shall have exclusive jurisdiction thereof, regardless of conflicts of laws provisions. Venue shall be found in the County of Nassau, or in the Eastern District of New York. The Constituent Corporations represent and warrant there were no brokers and/or finders in the Combination.

12.
Abandonment.  At any time prior to the Effective Date, this Agreement may be terminated and the Combination may be abandoned by the mutual decision of the Board of Directors of the Constituent Corporations.

13.	Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and the same agreement.

IN WITNESS WHEREOF, each of the corporate parties hereto, pursuant to authority duly granted by its board of directors, has caused this Agreement to be executed by its duly authorized officers as of the Effective Date.

SUNGAME CORP. /s/ Guy Roberts Guy Roberts, President	FREEVI CORP. /s/ Neil Chandran Neil Chandran, President

Schedule A – Share Exchange

As of the Effective Date, Freevi Corp. shall exchange its shares for shares of Sungame Corp. as follows:

A.
Every share of Freevi Corp. shall be exchanged on a ONE FOR ONE basis for newly issued shares of Sungame Corp., with tacking being available to holders of Freevi Corp. to the fullest extent of every law, rule, and regulation.

B.
All shares exchanged shall be non-assessable and fully paid, if they were fully paid and non-assessable in Freevi Corp.  If any holder in Freevi did not possess fully paid and non-assessable shares, then the contingent holder shall have the same rights and obligations as they did in Freevi Corp.;

C.	The shares shall be distributed to the holders of Freevi Corp. in the following manner:

a.	12,000,000 founders shares shall be distributed to the founders of Freevi Corp.;

b.	165,000,000 shares shall be distributed into the Trust, as defined in the Licensing Agreement;

D.	All beneficial interests in Freevi Crop. shares shall be transferred to Sungame Corp. on the same terms and conditions as in Freevi Corp.

E.	The shares of Freevi Corp. shall then be retired and cancelled.

F.
If, during the period between the date of this Agreement and the Effective Date, any change in the outstanding Shares shall occur in accordance with the terms of this Agreement, including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of Shares, or stock dividend thereon with a record date during such period, the cash payable pursuant to any Offer, the Combination Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted.

Shares of Sungame Corp. PRE COMBINATION
Authorized	300,000,000
Issued and Outstanding	250,000
Treasury Reserved	25,000

Shares of Freevi Corp. PRE COMBINATION
Authorized	500,000,000
Issued and Outstanding	177,000,000
Treasury Reserved	-0-

Shares of Sungame Corp. POST COMBINATION
Authorized	300,000,000
Issued and Outstanding	177,250,000
Treasury Reserved	25,000

Schedule B – Directors and Officers

I.	Directors – The Directors of Sungame that are currently on the Board of Directors shall remain on the Board of Directors. The Current Directors of Sungame are:

a.	Guy Roberts, Chairperson

b.	Ranulf Goss

c.	Raj Ponniah

Directors of Sungame Corp. PRE COMBINATION
Guy Roberts,
Ranulf Goss
Raj Ponniah

Directors of Freevi Corp. PRE COMBINATION
Neil Chandran

Directors of Sungame Corp. POST COMBINATION
Guy Roberts
Ranulf Goss
Raj Ponniah

I. Officers – The pre and post Officer roles shall be as follows

Pre Combination		Post Combination SURVIVING ENTITY
Name	Office	Name	Office
Guy Roberts	President, Sungame	Neil Chandran	President, CEO
Neil Chandran	President, Freevi	Guy Roberts	Chief Development Officer

Schedule C – Consideration and Duties of Guy Roberts.

CONSIDERATION

1.	$120,000 per year, payable bi-weekly;
2.	Medical insurance;
3.	A three year employment agreement;
4.	Best Efforts to remove Guy Roberts as personal guarantee of Sungame;
5.	To be renegotiated upon funding;
6.	To be formalized by an employment agreement upon closing.

DUTIES

A.           Development of intellectual Property;
B.	Implementation assistance of the Intellectual Property;
C.	Maintain such duties and assist transition of officer in SMGZ;
D.	Active support of the Sungame operations including hiring/coaching a suitable divisions VP;
E.	Active support of the technical Freevi systems with close interaction with the Technical Director and the Technical Teams;
F.	Member of the Management team, participating in Business Plan, Strategic Plan, Marketing Plan, Technical Plan;
G.	Head of the Quality Assurance of the organization;
H.	Active support of the HR and outsourcing activities in the organization;